UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-41232

NSTS Bancorp, Inc.

(Exact name of registrant as specified in its charter)

700 S. Lewis Avenue

Waukegan, Illinois 60085
(847) 336-4430
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* NSTS Bancorp, Inc. merged with and into Brookfield Bancshares, Inc. Inc. on October 1, 2026, at which time the separate corporate existence of NSTS Bancorp, Inc. ended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 Brookfield Bancshares, Inc., as successor by merger to NSTS Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: October 13, 2026	By: /s/ Phillip Richard Name: Phillip Richard Title: Secretary